Exhibit 21

LIST OF DIVISIONS AND SUBSIDIARIES
OF
THE EASTERN COMPANY

Name of Division	State or Other Jurisdiction of Incorporation or Organization
Argo EMS	Connecticut
Frazer & Jones Company	New York
Eberhard Manufacturing	Ohio
Greenwald Industries	Connecticut
Illinois Lock Company	Illinois

Name of Subsidiary
Associated Toolmakers Ltd.	England
Big 3 Precision Products, Inc.	Delaware
Big 3 Precision Mold Services, Inc.	Delaware
Canadian Commercial Vehicles Corporation	Canada
Dongguan Reeworld Security Products Ltd.	China
Eastern Engineered Systems, Inc.	Delaware
Eastern Industrial Ltd	China
Eberhard Hardware Manufacturing Ltd.	Canada
Eberworld S.A. de C.V.	Mexico
Sesamee Mexicana, S.A. de C.V.	Mexico
Velvac Holdings, Inc.	Delaware
Velvac, Inc.	Delaware
Velvac International, Inc.	Delaware
Velvac de Reynosa, S. De R.L. De C.v.	Mexico
World Lock Company Ltd.	Taiwan
World Security Industries Co. Ltd.	Hong Kong